Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Nine Months Ended September 30, 2017

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, expansion of marketing and channel activities, converting prospects to customers, statements that contain projections of expected market size, results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2016, or our Annual Report, which is on file with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Nano Dimension”, the “Company”, “we”, “us” or “our” are to Nano Dimension Ltd. and its subsidiaries. When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

●	“dollars” or “$” means United States dollars; and

●	“NIS” means New Israeli Shekels.

You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements for the nine months ended September 30, 2017 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2016 and notes thereto filed with the SEC as part of our Annual Report.

Overview

We are a leading additive electronics provider. We manufacture proprietary three dimensional, or 3D, printers and inks. With our unique 3D printing technology, we are targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on encapsulated sensors, antennas and printed circuit boards. Additive manufacturing industry analysts predict that 3D printed electronics is likely to be the next high-growth application for product innovation, with its market size forecasted to reach $2.8 billion by 2025.

We began commercializing our first professional grade DragonFly 2020 Pro 3D printer during the fourth quarter of 2017, after successfully completing a year-long beta program with tier-1 users and partners. The first of its kind 3D printer uses our proprietary inks and integrated software to quickly create functional electronics such as multilayered printed circuit boards (PCBs), sensors, conductive geometries, antennas, molded connected devices and other devices for rapid prototyping and custom additive manufacturing of smart products.

Traditionally, electronic circuitry is developed through a back-and-forth process that involves design, trial and error and third-party manufacturer outsourcing. We believe that the traditional process for developing complex and advanced electronics is outdated and in need of a modern technological solution. Until now, 3D printing technology has been unable to offer a solution for the electronics and professional PCB prototype market, mainly because of the difficulty of printing multiple layers of electrically conductive and dielectric materials at high resolution that is suitable for professional electronics. We are the first to develop an integrated solution that includes a 3D printer, inkjet technology and software, that together delivers groundbreaking nano-technology. Our integrated solution is redefining and shaping how connected products are designed and made.

Our DragonFly 2020 Pro 3D printer uses proprietary liquid nano-conductive and dielectric inks that are designed specifically to print multilayered circuitry and 3D electronics. We believe that our DragonFly 2020 Pro 3D printer will obviate the reliance on third-party manufacturers during the development, short run manufacturing and prototyping of smart products, such as multilayered PCBs, sensors, conductive geometries, antennas, molded connected devices and other devices.

As a part of scaling our sales operations, we have recently opened two Customer Experience Centers (CECs), one in Israel and one in the United States. The new CECs are designed to accelerate the adoption of additive manufacturing for electronics development and will also serve as customer and reseller training facilities and sales support centers. We also intend to expand our marketing and channel activities in 2018, including doubling our resellers network and forming alliances with industry leaders.

Financial Highlights

●	Total revenues for the nine months ended September 30, 2017 were NIS 1,459,000 ($414,000), compared to zero in the nine months ended September 30, 2016. The fourth quarter of 2016 was the first quarter in which Nano Dimension generated revenues.

●

Net loss for the nine months ended September 30, 2017 was NIS 48,437,000 ($13,726,000), or NIS 0.88 ($0.25) per ordinary share, compared to NIS 19,633,000 ($5,224,000), or NIS 0.52 ($0.14) per ordinary share, in the nine months ended September 30, 2016. The increase is mainly attributed to the increase in research and development, or R&D, expenses as a result of the cessation of the capitalization of development costs in the fourth quarter of 2016. During the fourth quarter of 2016, we started delivering our products to beta customers and as such, we started to amortize the intangible assets arising from capitalization of development expenses. In subsequent periods, capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses. The estimated useful lives of the capitalized development costs for the current period is 10 years.

●	Cash totaled NIS 42,265,000 ($11,976,000) as of September 30, 2017, compared to NIS 47,599,000 ($12,379,000) on December 31, 2016. The decrease compared to December 31, 2016 mainly reflects the cash used during the nine months ended September 30, 2017 for operations and acquisition of property plant and equipment, less the proceeds received from private placements that occurred in the second quarter of 2017.

●	Shareholders’ equity totaled NIS 76,501,000 ($21,677,000) as of September 30, 2017, compared to NIS 74,218,000 ($19,302,000) as of December 31, 2016.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  A comprehensive discussion of our critical accounting policies is included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.

Results of Operations

The following discussion of our unaudited results of operations for the nine month periods ended September 30, 2017 and 2016, included in the following table, which presents selected financial information data, is based upon our unaudited statements of operations contained in our financial statements for those periods, and the related notes.

Unless otherwise indicated, U.S. dollar convenience translations of NIS amounts presented hereunder for the nine month periods ended September 30, 2017 are translated using the rate of NIS 3.529 to $1.00, the exchange rate reported by the Bank of Israel on September 30, 2017.

	Nine months ended September 30,
	2017	2017	2016
	Thousands NIS (Unaudited)	Thousands USD (Unaudited) Convenience translation into US dollars (NIS 3.529 = $1)	Thousands NIS (Unaudited)

Revenues	1,459	414	--
Cost of revenues	492	140	--
Cost of revenues - amortization of intangible	2,006	568	--

Total cost of revenues	2,498	708	--

Gross loss	(1,039)	(294)	--

Research and development expenses, net	30,930	8,765	6,108
Sales, marketing and general and administrative expenses	13,621	3,860	12,975
Operating loss	(45,590)	(12,919)	(19,083)

Finance income	44	12	--
Finance expense	2,891	819	550

Total comprehensive loss	(48,437)	(13,726)	(19,633)

Basic and diluted loss per share (in NIS/USD)	(0.88)	(0.25)	(0.52)

Basic and diluted loss per ADS (in NIS/USD)	(4.42)	(1.25)	(2.6)

Nine Months Ended September 30, 2017 Compared with Nine Months Ended September 30, 2016

Revenues. Our revenues are derived primarily from lease of printers to beta customers and from ink deliveries to those customers. Total revenues for the nine months ended September 30, 2017 were NIS 1,459,000 ($414,000), compared to zero in the nine months ended September 30, 2016. The fourth quarter of 2016 was the first quarter in which Nano Dimension generated revenues.

Cost of Revenues.  Cost of revenues consists of depreciation of the leased printers, cost of maintenance, and ink costs, as well as amortization of intangible assets. In the fourth quarter of 2016, we began to amortize the intangible asset arising from capitalization of development expenses. The estimated useful lives of the capitalized development costs for the current period is 10 years. Our cost of revenues for the nine months ended September 30, 2017 were NIS 2,498,000 ($708,000), compared to zero in the nine months ended September 30, 2016. Cost of revenues for the nine months ended September 30, 2017 consists of NIS 492,000 ($140,000) in respect of depreciation of the leased printers, cost of maintenance, and ink costs, and an additional NIS 2,006,000 ($568,000) in respect of amortization of intangible assets. We did not have cost of revenues in prior years.

Research and Development.  R&D, expenses consist primarily of salaries of employees engaged in on-going research and development activities, materials, rent, and other related costs. R&D expenses for the nine months ended September 30, 2017 were NIS 30,930,000 ($8,765,000), compared to NIS 6,108,000 ($1,625,000) in the nine months ended September 30, 2016. The increase is mostly a result of the cessation of the capitalization of development costs in the fourth quarter of 2016. The R&D expenses for the nine months ended September 30, 2017 are presented net of government grants in the amount of NIS 535,000 ($152,000).

Sales, marketing and general and administrative.  Sales, marketing and general and administrative expenses consist primarily of professional services expenses, salaries of sales, marketing and general and administrative employees, travel and related expenses, directors fees, and other administrative costs. Sales, marketing and general and administrative expenses for the nine months ended September 30, 2017 were NIS 13,621,000 ($3,860,000), compared to NIS 12,975,000 ($3,453,000) in the nine months ended September 30, 2016. The increase resulted primarily from an increase in payroll and related expenses.

Finance income and Finance expense. Finance income and expenses consist of bank fees, revaluation of liability in respect of government grants, and exchange rate differences. Finance expenses, net, for the nine months ended September 30, 2017 were NIS 2,847,000 ($807,000), compared to NIS 550,000 ($146,000) in the nine months ended September 30, 2016. The increase resulted primarily from an increase in exchange rate differences.

Operating Loss. Based on the foregoing, we recorded an operating loss of NIS 45,590,000 ($12,919,000) for the nine months ended September 30, 2017, compared to NIS 19,083,000 ($5,078,000) in the nine months ended September 30, 2016.

Net Loss. Net loss for the nine months ended September 30, 2017 was NIS 48,437,000 ($13,726,000), or NIS 0.88 ($0.25) per ordinary share, compared to NIS 19,633,000 ($5,224,000), or NIS 0.52 ($0.14) per ordinary share, in the nine months ended September 30, 2016. The increase is mainly attributed to the increase in R&D expenses as described above.

Liquidity and Capital Resources

From August 2014 through September 30, 2017, we have funded our operations principally with NIS 150,828,000 ($40,256,000) from the issuance of ordinary shares and warrants. As of September 30, 2017, we had NIS 42,265,000 ($11,976,000) in cash and cash equivalents.

The table below presents our cash flows:

	Nine Month Periods Ended September 30,
	2017	2017	2016
	Thousands NIS (Unaudited)	Thousands USD (Unaudited) Convenience translation into US dollars (NIS 3.529 = $1)	Thousands NIS (Unaudited)
Net cash used in operating activities	(37,599)	(10,655)	(11,317)
Net cash used in investing activities	(11,381)	(3,225)	(15,672)
Net cash provided by financing activities	46,467	13,167	47,282

Net cash used in operating activities of NIS 37,599,000 ($10,655,000) during the nine months ended September 30, 2017 consists primarily of net loss, increase in trade payables and increase in inventory. The increase compared to NIS 11,317,000 ($3,011,000) in the nine months ended September 30, 2016 is mainly as a result of the cessation of the capitalization of development costs in the fourth quarter of 2016 and increase in inventory during the nine months ended September 30, 2017.

Net cash used in investing activities of NIS 11,381,000 ($3,225,000) during the nine months ended September 30, 2017 primarily reflects acquisition of property plant and equipment. The decrease compared to NIS 15,672,000 ($4,170,000) in the nine months ended September 30, 2016 is mainly as a result of as a result of the cessation of the capitalization of development costs in the fourth quarter of 2016.

Net cash provided by financing activities of NIS 46,467,000 ($13,167,000) during the nine months ended September 30, 2017 consisted primarily of NIS 44,228,000 ($12,532,000) of net proceeds from the issuance of ordinary shares. The net cash provided by financing activities in the nine months ended September 30, 2016 of NIS 47,282,000 ($12,582,000) consisted primarily of net proceeds from the issuance of ordinary shares.

Outlook

We have financed our operations to date primarily through proceeds from issuance of our ordinary shares. We have incurred losses and generated negative cash flows from operations since 2012. To date, we have generated insignificant revenues from the sale and lease of our products. In the second half of 2017, we ended our beta plan and started commercial sales of our 3D printer and ink products.

In light of our cash balances and other factors, including our ability to generate cash from operations, we believe that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements for a period of no less than the next 12 months. However, we expect that we will require additional capital to support our commercialization efforts.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the progress in the launch of the commercial version of our DragonFly 2020 3D printer;

●	the costs of manufacturing our 3D printer and ink products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

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